October 21, 2009

VIA FACSIMILE AND U.S. MAIL
Mail Stop 4720

Mark L. Bibi
Secretary and General Counsel
Life Sciences Research, Inc.
P.O. Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

   Re: **Life Sciences Research, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2008
     Filed on March 16, 2009
     File No.: 001-32615

Dear Mr. Bibi:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Jeffrey Riedler
       Assistant Director